

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014



ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

03024633

June 30, 2003

SEC MAIL PROCESSING
RECEIVED
JUL 17 2003
WASH. D.C. 181 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

SUPPL

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, please find enclosed a copy of Form 51-901F Quarterly Report covering the three month period ending April 30, 2003, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

MICHAEL A. TERRELL,
President

/mjh
enclosures

dlw 7/18

SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	April 30, 2003	June 30, 2003
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
info@stjudegold.com	www.stjudegold.com	
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	June 30, 2003
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	June 30, 2003

(SCHEDULE "A") FINANCIAL INFORMATION

Please find enclosed the company's 1st Quarter Interim Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") SUPPLEMENTARY INFORMATION

(As at April 30, 2003)

Securities: The following shares were issued during the quarter in question:

Date	Number of Shares	Type of Issue	Price per Share	Consideration Received
February 10, 2003	25,000	Exercise of Options	$0.21	$5,250

- Total issued and outstanding shares as at April 30, 2003: 22,399,992.

Options: The following incentive stock options were granted during the quarter in question:

Optionee	Type of Option	Insider: Yes / No	Number of Shares	Exercise Price	Expiry Date
NIL					

Warrants: The following warrants were issued during the quarter in question:

Date	Shares Exercisable under Warrants (RE: Private Placement)	Term of Warrant	Exercise Price during Term	Expiry Date
NIL				

Directors and Officers:

Directors	Officers
Michael A. Terrell	Michael A. Terrell: President and Chief Executive Officer
D. Mark Eilers	Mary-Jane Hamula: Corporate Secretary
Chris A. Bennett	Todd McMurray: Vice-President of Corporate Development

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C") MANAGEMENT DISCUSSION AND ANALYSIS

(As at June 30, 2003)

This management discussion and analysis covers the three month period ending April 30, 2003, as well as subsequent events up to the date this report is certified by the Issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the present time, the company has four gold projects. The Uchi Lake project is located in northwestern Ontario, in the Red Lake Mining District and other three projects are in West Africa. The Hwini-Butre and the South Benso concessions are located in the western region of Ghana, West Africa, and the Goulagou is located in the north central region of Burkina Faso.

The company also has two non-resource investments, which in consultation with its auditors, the company has written down completely as of January 31, 2003.

FINANCIAL REVIEW

For the Three Month Period Ended April 30, 2003

For the quarter ended April 30, 2003, the company incurred a net loss of $254,896 (2002 - $214,030) which included an adjustment for interest income in the amount of $7,185 (2002 - $5,686), and a foreign exchange loss of $10,906 (2002 - $5,930), and income contribution of $25,230 (2002 - nil) from i to i logistics inc., a supply chain management company in which St. Jude owns a 51% interest. This resulted in a net loss of $0.011 per share, compared to a net loss of $0.015 per share during the same quarter in the previous year.

Expenses incurred during the period ended April 30, 2003, were $274,869, which represents an increase over the same quarter last year where expenses were $208,599. Management fees remained unchanged quarter over quarter where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits this quarter were $23,083 (2002 - $22,687). Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, and some investor relation communication functions. Consulting fees for the quarter in question were $44,847 which is down from $74,340 for the quarter ended April 30, 2002. The decrease due largely to a decrease in consulting expenses incurred by i to i logistics inc., the income and expenses of which are reflected in St. Jude's consolidated financial statements. Travel expenses increased slightly from $14,112 to $22,189 during the quarter in question. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases totalled $11,253 (2002 - $8,878). Investor Communication costs were up significantly for the quarter at $75,679 (2002 - $3,936). This increase is due largely to an increase in investor relation activity by the company. As well, the Promotion & Advertising expense increased quarter over quarter from $4,527 in 2002 to $20,330 for the quarter in question.

During the period ended April 30, 2003, the company capitalized deferred exploration costs in the amount of $773,478 (2002 - $495,088), where $60,398 were spent at the Hwini-Butre project, $551,263 was spent on the South Benso project, and $161,817 was spent at the company's new Goulagou project in Burkina Faso. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

The company did not enter into any material transactions during the quarter in question.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried out geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. In consultation with our auditors, the company has completely written down the Uchi Lake property due to a lack of activity on this project over the past several years.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest, and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest, or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. The company has focused on the southern end of the concession. Several km. of trenching and over 1,000 pits have been excavated. To date, the company has completed over 25,000 meters of diamond drilling on the project and an economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone, to the Dabokrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t au, and eluvial and reworked surface material totalling 5.66 million tonnes grading 1.14 g/t au. The Indicated Resource contains 562,000 oz of gold and the Inferred Resource contains 374,000 oz of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate.

Included in the March 27, 2002 News Release were the results of five new drill holes at the Abada target, which were also considered to be encouraging. The results from the Abada target have yet to be considered as a resource and follow up drilling at this target is being contemplated at this time.

South Benso Concession, Ghana, West Africa: In late 2000, the company entered into an agreement with Fairstar Explorations Inc., of Montreal, Quebec, to acquire an interest in Fairstar's South Benso concession located in Ghana, West Africa. The South Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our agreement with Fairstar, St. Jude can earn a 60.125% participating interest in the property by advancing the project to the feasibility report stage. Fairstar retains a 22.375% participating interest in the concession, and a local Ghanaian firm retains a 7.5% carried interest. The Ghanaian Government will retain its customary 10% carried interest. St. Jude is the operator of this project.

The company has been carrying out a variety of surface exploration and diamond drilling and has focused most of our exploration on the area referred to as Subriso. Originally, our drilling activities had encountered significant drill intersections in an area referred to as Subriso East and a second area referred to as Subriso West.

On May 29, 2002, the company announced the discovery of a new zone of mineralization referred to as the Subriso Central area, which is located between the Subriso East and Subriso West. The Subriso Central deposit was discovered adjacent to and in the footwall of Subriso West. The discovery hole for Subriso Central was SJB-47, which averaged 10.02 g/t au over 15 meters. This hole was drilled as a follow-up to an earlier intersection in the footwall of the Subriso West zone from hole SJB-13 which returned 10.83 g/t au over 5 meters.

On August 1, 2002, the company announced the results of 10 new drill holes in the Subriso Central and Subriso West zone gold deposits.

On September 20, 2002, the company announced additional significant drill intersections from 30 new drill holes which were completed on the South Benso concession. Overall, the company continues to be encouraged by the consistent above average grades and widths of the gold intersections which have been encountered at the Subriso deposits. For example, results from Subriso include:

Subriso East Zone	Subriso West Zone	Subriso Central Zone
• ***10m of 14.49 g/t au***	• ***14m of 10.29 g/t au***	• ***10m of 14.87 g/t au***
• ***9m of 15.96 g/t au***	• ***36m of 7.16 g/t au***	• ***15m of 10.02 g/t au***
• ***9m of 11.84 g/t au***	• ***29m of 9.42 g/t au***	• ***12m of 78.71 g/t au***

On March 19, 2003, the company announced the discovery of a new high grade zone of mineralization S.W. of the Subriso West deposit. This new zone of mineralization is referred to as the G-Zone and it is the first of several new highly prospective geochemical gold anomalies which have been established by the reinterpretation of local geology with the presence of quartz-feldspar porphyry intrusions are now known to have a significant impact on gold deposition in the greater Subriso area. The table below sets out the new results from the G-Zone, the most significant of which is a 42 meter intersection, averaging 6.9 g/t au:

Hole #	Dip	Azimuth	Coordinates		From - To	Interval	Grade
	Degrees (-)		North (m)	East (m)	(m)	Width (m)	g/t Au
			G-ZONE				
122 RC	-45	90	600N	-1675E	19 - 22	3	2.99
					27 - 41	14	2.35
123 RC	***-45***	***90***	***600N***	***-1700E***	***25 - 67***	***42***	***6.9***
					46 - 67	***21***	***10.09***
126 RC	-45	90	650N	-1700E	6 - 9	3	3.45
					26 - 36	10	1.79
127 C	-45	90	600N	-1725E	89 - 94	5	4.82
130 C	-45	90	550N	-1675E	0 - 8	8	1.92
131 C	-45	90	650N	-1725E	49 - 61	12	3.96

Drilling is continuing on the South Benso project on the G-Zone and other new anomalies.

Goulagou Project, Burkina Faso, West Africa: On December 17, 2002, the company announced the acquisition of its Goulagou project in Burkina Faso. The concession is 249 sq. km. in size and is located approximately 100 km. west of the capital city of Ouagadougou and 20 km. north of the city of Ouahigouya. The company can acquire a 100% interest, (subject to the standard government carried interest of 10%), on a staged basis, such that St. Jude earns the initial 90% interest by making five annual payments of US $60,000.00 for a total of US $300,000.00. The first annual payment totalling US $60,000.00 has been made. St. Jude has the further option to acquire the Vendor's remaining 10% participating interest for a further payment of US $1.0 million at any time up to 12 months from first commercial gold production on the property, together with the issuance of a 5% net profits interest, which shall thereafter be retained by the vendor.

The Goulagou project was part of a larger land assembly held by Channel Resources Ltd. ("CRL") from 1994 to 2001. CRL carried out extensive exploration on Goulagou, including mapping, soil and rock sampling, airborne geophysics as well as 421 drill holes (in combination of Core, RC and RAB drilling), totalling 22,868 meters. The two principal targets which have been identified to date at this project, are referred to as the GG1 and GG2 deposits. On March 5, 2003, the company announced results from its first nine drill holes at GG2, the most significant of which included a 50 meter intersection, averaging 3.6 g/t au. Those results are set out in the table below:

Hole #	Dip Degrees (-)	Azimuth	Coordinates		From -To (m)	Interval Width (m)	Grade g/t Au
			North (m)	East (m)			
SJBF-2	-45	180	1505609	576096	31-81	50	3.6
					135 - 150	15*	2.38
SJBF-3	-45	180	1505455	576188	19 - 26	7	2.87
					75 - 80	5	1.45
SJBF-4	-50	360	1505436	576088	95 - 117	22	2.66
					172 - 184	12*	1.48
SJBF-5	-45	180	1505522	576199	91 - 94	3**	0.83
SJBF-6	-45	180	1505525	576095	9 - 14	5	2.26
SJBF-7	-45	180	1505577	576100	5 - 23	18	2.85
					36 - 48	12	3.33
					109 - 117	8	3.26
SJBF-8	-45	180	1505576	576147	9 - 20	11***	3.31
SJBF-9	-45	180	1505534	576143	35 - 53	18	1.6
SJBF-10	-50	180	1505430	576187	10 - 20	10	2.37

*stopped in mineralization ** stopped before mineralization *** hole lost before 2nd zone

On May 28, 2003, the company announced results from a further 14 drill holes from the GG2 deposit, the most significant of which was a 67 meter intersection, averaging 2.02 g/t au. Those results are set out in the table below:

Hole #	Dip Degrees (-)	Azimuth	From - To (m)	Interval Width (m)	Grade g/t Au
SJG2 - 11	-45	180	50 - 60	10	1.54
SJG2 - 12	-45	180	55 - 89	34	1.57
incl.	-45	180	79 - 89	10	2.71
SJG2 - 13	-45	180	36 - 53	17	3.13
SJG2 - 14	**-45**	**180**	**7 - 74**	**67**	**2.02**
incl.	-45	180	41 - 62	21	3.20
SJG2 - 15	-45	180	7 - 78	8	1.97
SJG2 - 16	-45	180	24 - 32	8	1.11
SJG2 - 17	-45	180	61 - 70	9	1.36

SJG2 - 18	-45	180	73 - 92	19	1.13
incl.	-45	180	74 - 84	10	1.57
SJG2 - 19	-45	180	106 - 113	7	0.79
SJG2 - 20	-45	180	68 - 72	4	7.52
SJG2 - 21	-45	180	21 - 43	22	2.19
incl.	-45	180	33 - 43	10	3.50
	-45	180	60 - 66	6	3.66
SJG2 - 22	-45	180	60 - 64	4	1.54
	-45	180	82 - 93	11	1.11
SJG2 - 23	-45	180	66 - 101	35	1.20
Incl.	-45	180	66 - 77	11	2.30
	-45	180	110 - 114	4	1.34
	-45	180	119 - 121	2	1.75
	-45	180	126 - 129	3	1.20
SJG2 - 24	-45	180	23 - 45	22	1.07
incl.	-45	180	23 - 28	5	1.89
incl.	-45	180	41 - 45	4	3.08

The company has spent the past six months at the Goulagou project and has been carefully comparing our exploration results with the CRL data, and management is of the opinion that the exploration carried out by CRL was done in a professional and diligent manner. All of our exploration results to date, have verified the accuracy of the comparable CRL drill results.

Drilling is continuing on the Goulagou project at the GG2 deposit as well as at other identified prospects.

All of the company's mineral exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo, who is a Qualified Person responsible for the design and management of our ongoing exploration and drill programs.

i to i logistics inc.: St. Jude has a 51% interest in i to i. The President of i to i is Mr. Michael Docherty of Michael Docherty & Associates. i to i was established on November 15, 2000, and since that time, i to i has made significant progress in establishing itself as an outsource logistics company, which will provide both internet based and traditional supply chain management services. To date, the company has focused on securing several fourth party logistic consulting contracts which are forming a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistic opportunities where i to i can establish gain sharing joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. During the quarter in question, i to i generated consulting income in the amount of $25,230. However, i to i is still not in a positive cash flow position. At this point in time, the company is taking steps to ensure that i to i can exist as a stand alone corporate entity, which in the future, can self-finance without any further involvement from St. Jude. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department. Mr. Todd McMurray, Vice-President of Corporate Development, assists in the implementation of our investor relations program. The company has also engaged the services of National Media Associates, based in Los Angeles, to conduct a media awareness programs on behalf of the company, the terms of the service agreement specify a term of one year, with a monthly fee of US $5,000.00. The company has also

issued 290,000 incentive stock options to National Media Associates which shall vest in stages over a period of 12 months, with no more than 25% of the options vesting in any three month period.

Subsequent Material Transactions: There have been no material transactions subsequent to April 30, 2003.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or against the company have been commenced. As of April 30, 2003, the company had approximately $2,001,085 in its treasury. The company is in good standing and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - TSX Venture Exchange

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

www.stjudegold.com

(SCHEDULE "A") **Financial Information**
(Unaudited – Prepared by Management)

Consolidated Balance Sheets

For the Three Month Period Ended April 30, 2003

	April 30, 2003	January 31, 2003
Assets:		
Current assets:		
Cash and investments	$2,001,087	$ 2,891,480
Accounts receivable	13,667	17,166
Prepaid expenses	3,338	3,338
	2,018,092	2,911,477
Mineral properties *(note 2)*	15,806,664	15,033,186
Equipment	262,821	227,593
Less accumulated amortization	(174,710)	(170,245)
	88,111	57,348
	$17,912,867	$ 18,002,518
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 301,596	$ 141,391
Income and capital taxes payable	1,013	1,013
	302,609	142,404
Shareholders' equity:		
Share capital	28,092,822	28,087,572
Contributed surplus	652,602	652,602
Deficit	(11,135,166)	(10,880,060)
	17,610,258	17,860,114
	$ 17,912,867	$ 18,162,842

Consolidated Statements of Operations and Deficit

For the Three Month Period Ended April 30, 2003

	April 30, 2003	April 30, 2002
Expenses:		
Investor communication	$ 75,679	3,936
Management fees	52,500	52,500
Consulting fees	44,847	74,340
Wages and benefits	23,083	22,687
Travel expenses	22,189	14,112
Promotion and advertising	20,330	4,527
Office	11,253	8,878
Rent	10,786	18,729
Administration	8,815	6,185
Amortization	4,465	3,459
Bank charges and interest	922	666
Professional fees	-	(1,420)
General exploration	-	-
	274,869	208,599
Income:		
Income	25,230	-
Interest earnings	7,185	5,686
Foreign exchange gain / (loss)	(10,906)	(5,930)
	21,509	(244)
Profit / (loss) before taxes	(253,360)	(208,843)
Income & capital tax expense	(1,536)	(5,187)
Net profit / (loss)	(254,896)	(214,030)
Deficit, beginning of period	(10,880,060)	(6,212,761)
Share issue costs	(210)	-
Deficit, end of period	$ (11,135,166)	$ (6,426,791)

Consolidated Statements of Cash Flows

For the Three Month Period Ended April 30, 2003

	April 30, 2003	April 30, 2002
Cash provided by (used in):		
Operations:		
Net income / (loss)	$ (254,896)	$ (214,030)
Amortization	4,465	3,459
Change in non-cash operating working capital:		
Accounts receivable	3,499	3,679
Accounts payable and accrued liabilities	160,205	(285,319)
	(86,727)	(492,211)
Investments:		
Exploration expenditures:		
Hwini-Butre Concession, Ghana	(60,398)	(21,120)
South Benso Concession, Ghana	(551,263)	(473,968)
Burkina Faso	(161,817)	-
Loans receivable:		
MGB Plastics Inc.	-	(795,000)
Additions to equipment	(35,228)	(6,546)
	(808,706)	(1,296,634)
Financing:		
Share issue costs	(210)	-
Issuance of class "A" shares	5,250	651,020
	5,040	651,020
Increase (Decrease) in cash	(890,393)	(1,137,825)
Cash and investments, beginning of period	2,891,480	2,870,864
Cash and investments, end of period	$ 2,001,087	$ 6,008,853

See accompanying notes to consolidated interim financial statements.

1. **Significant accounting policies:** Basis of presentation - The consolidated interim financial statements include the accounts of the company's 51% owned subsidiary, i to i logistics inc. and its wholly-owned subsidiary.

2. **Mineral Properties:** See attached Schedule of Deferred Exploration Costs for a property-by-property breakdown of exploration expenditures.

ST. JUDE RESOURCES LTD.

Schedule of Deferred Exploration Costs (Note 2)

For the Three Month Period Ending April 30, 2003

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		397,748.18	397,748.18	1.00		
Acquisition costs	12,000.00	-	(11,999)	-	-	-
Consulting / personnel		-	(74,362)	-	-	-
Consumable field equipment		-	-	-	-	-
Drilling		-	(238,311)	-	-	-
Support services		-	-	-	-	-
Line cutting & clearing		-	(5,000)	-	-	-
Trenching & pitting		-	(11,000)	-	-	-
Geological mapping		-	(5,000)	-	-	-
Geophysical surveys		-	(42,075)	-	-	-
Geochemical surveys		-	(10,000)	-	-	-
Total for period		-	(397,747)			
Written off		-	(397,747)	-	-	-
Balance end of period		**397,748.18**	**1.00**	**1.00**	**0.00**	**0.00**
Total to date Uchi Lake			**1.00**	**1.00**	**0.00**	**0.00**

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		10,292,678.94	11,469,813.08	11,629,066.61		
Acquisition costs	-	-	-	-	-	-
Consulting / personnel		283,451.86	90,413.75	23,963.50	-	-
Consumable field equipment		-	-	-	-	-
Drilling		464,479.37	98.51	-	-	-
Support services		324,966.15	58,088.04	36,435.00	-	-
Line cutting & clearing		72,839.37	3,136.46	-	-	-
Trenching & pitting		31,397.39	7,516.77	-	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		1,177,134.14	159,253.53	60,398.50	0.00	0.00
Written off		-	-	-	-	-
Balance end of period		**11,469,813.08**	**11,629,066.61**	**11,689,465.11**	**0.00**	**0.00**
Total to date, Hwini-Butre			**11,629,066.61**	**11,689,465.11**	**11,689,465.11**	**0.00**

South Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		373,891.50	1,457,760.43	3,183,213.02		
Acquisition costs	39,750.00	-	39,750.00	-	-	-
Consulting / personnel		170,483.75	270,234.25	43,759.39	-	-
Consumable field equipment		8,730.17	-	228.94	-	-
Drilling		512,718.59	1,010,861.61	294,707.13	-	-
Support services		292,403.39	377,184.24	170,514.50	-	-
Line cutting & clearing		33,032.36	13,364.90	9,910.32	-	-
Trenching & pitting		66,500.67	14,057.59	32,143.13	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		1,083,868.93	1,725,452.59	551,263.41	0.00	0.00
Written off		-	-	-	-	-
Balance end of period		**1,457,760.43**	**3,183,213.02**	**3,734,476.43**	**0.00**	**0.00**
Total to date, South Benso			**3,183,213.02**	**3,734,476.43**	**3,734,476.43**	**0.00**

Burkina Faso Property, West Africa

	Acquisition Costs to Date	Year End January 31, 2002	Year End January 31, 2003	1st Quarter April 30, 2003	2nd Quarter July 31, 2003	3rd Quarter October 31, 2003
Balance beginning of period		-	0.00	220,905.37		
Acquisition costs	94,800.00	-	94,800.00	-	-	-
Consulting / personnel		-	7,775.00	16,998.89	-	-
Consumable field equipment		-	-	869.95	-	-
Drilling		-	102,630.37	85,267.60	-	-
Support services		-	15,700.00	58,680.00	-	-
Line cutting & clearing		-	-	-	-	-
Trenching & pitting		-	-	-	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		0.00	220,905.37	161,816.44	0.00	0.00
Written off		-	-	-	-	-
Balance end of period		**0.00**	**220,905.37**	**382,721.81**	**0.00**	**0.00**
Total to date, Burkina Faso			**220,905.37**	**382,721.81**	**382,721.81**	**0.00**

Total Mineral Properties 15,806,664.35